United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale obtains installation license for S11D

Rio de Janeiro, July 3, 2013 — Vale S.A. (Vale) informs that it has obtained the installation environmental license (LI) to the iron ore project Carajás S11D (S11D), the highest grade and lowest cost world-class project in the industry. With the issuance of the LI, Vale’s Board of Directors approved the complete S11D program, comprised of investments in the mine, processing plant, railway capacity and port.

The LI was issued by Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (IBAMA) and is part of the project’s second phase of licensing, which authorizes the plant construction.

S11D is the largest project in Vale’s history and also in the iron ore industry, being a major lever for value creation, production capacity growth and for maintaining Vale’s undisputed leadership in the global market in terms of volume, cost and quality.

A high value-adding project

The total capex for S11D is US$ 19.671 billion, estimated at a 2.00 BRL/USD exchange rate, encompassing: the development of mine and processing plant (US$ 8.089 billion) and logistics (US$ 11.582 billion).

The project has a nominal capacity of 90 million metric tons per year (Mtpy) of iron ore with proven and proved reserves of 4.240 billion metric tons with an average ferrous content of 66.7%, low impurities and estimated cash cost (mine, plant, railway and port after royalties) of US$ 15.00 per metric ton (at a 2.00 BRL per USD exchange rate). S11D is expected to start-up in 2H16 and to deliver full capacity production in the 2018 calendar year.

CLN S11D will increase our logistics capacity to 230 Mtpy, and involves the construction of a rail spur, new railway sections with dual tracks, rail terminals and onshore and off-shore investments. The start-ups will occur from 1H15 to 2H18. The capex for CLN S11D comprises investments in logistics of US$ 10.363 billion, US$ 1.036 billion of rolling stock and US$ 183 million transferred from CLN 150 to CLN S11D.

The S11D project will establish the basis for building new platforms of value creation through the future development of low investment cost brownfield projects, sustaining the leadership of Vale in the iron ore global market.

Status of execution

The engineering is almost fully completed and the equipment and services packages for the  whole program (S11D and CLN S11D) are 23% contracted and 45% to be hired with firm proposals.  As of the end of May 2013, S11D was at 44% of physical progress in the mine and processing plant as a result of our strategy to build modules outside the construction site. The CLN S11D was at 8% physical progress.

Until May 2013, we already executed US$ 2.736 billion. Capital expenditures will be executed until the end of the ramp-up in 2018, although they are expected to be more concentrated during 2014-2016.

Technology innovation and sustainability

Consistent with the objective with long-term sustainable value creation, we developed technological solutions focused on environmental protection, with more efficient use of natural resources and reduction of pollutants emission.

With the use of the truckless mining concept, off-the-road trucks will be replaced by a structure composed of excavators and mobile crushers that will extract the iron ore and feed the conveyor belts that will transport it to the beneficiation plant.

The processing of iron ore using its natural moisture (dry process) is another technology that will mitigate the environmental impacts. This technique eliminates the generation of tailings with the maximum use of ore, since the finest feeds, which would be lost in the conventional process, are within the final product.

Once the S11D mine and plant are operating, there will be decreases of 93% and 77% of water and fuel consumption, respectively, allowing for a 50% cut in greenhouse gases emissions, when compared to conventional methods. The dry process will also reduce electricity consumption of 18,000 MW per year and eliminate the need of tailings dam, minimizing the interference in native environments.

Carajás high quality iron ore has lower operating costs and higher value-in-use for the steel industry, because it implies higher productivity, lower fuel consumption and carbon emissions, which magnifies the sensitivity of global demand to the expansion of the metal production and contributes to sustainability throughout the supply chain. At the same time, with the progressive impoverishment of the iron ore quality throughout the world, the demand for high quality minerals tends to grow to meet increased blending needs, which make them less sensitive to the effects of economic recessions.

The increase in production of high quality iron ore is in line with Vale’s growth and value creation strategy based on a world class asset platform, active portfolio management and discipline in capital allocation.

Para mais informações, contactar:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Esse comunicado pode incluir declarações que apresentem expectativas da Vale sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras, e não em fatos históricos, envolvem vários riscos e incertezas. A Vale não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relacionados a: (a) países onde temos operações, principalmente Brasil e Canadá, (b) economia global, (c) mercado de capitais, (d) negócio de minérios e metais e sua dependência à produção industrial global, que é cíclica por natureza, e (e) elevado grau de competição global nos mercados onde a Vale opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Vale, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM, na Autorité des Marchés Financiers (AMF), na U.S. Securities and Exchange Commission — SEC e no Stock Exchange of Hong Kong Limited, e em particular os fatores discutidos nas seções “Estimativas e projeções” e “Fatores de risco” no Relatório Anual - Form 20F da Vale.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: July 03, 2013		Roberto Castello Branco
Director of Investor Relations